

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

April 11, 2019

Adeline Gu
Chief Financial Officer
China Recycling Energy Corporation
4/F, Tower C
Rong Cheng Yun Gu Building
Keji 3rd Road, Yanta District
Xi'an City, Shaanxi Province
China 710075

Re: **China Recycling Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed April 13, 2018
File No. 1-34625**

Dear Ms. Gu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products